Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

January 25, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 16, 2018 File No. 333-221273

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated January 24, 2018, commenting on Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed January 16, 2018 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Plans for Meeting Debt Obligations and Reaching Profitability, page 21

1.                  We note you have included 2018 projections for sales of your newly branded products in which revenues increase from approximately $400,000 to $4,000,000. However, we note that your sales have declined 86% in the three months ended September 30, 2017 compared to the same period in 2016. Further, we note that your sales for the year ended June 30, 2017 declined 63% compared to the previous year. Please disclose the reasonable basis for projecting significant increases in sales of your newly branded products. Refer to Item 10(b)(1) of Regulation S-K. Please also include disclosure consistent with Item 10(b)(3) of Regulation S-K.

Response: In response to this Comment, the Company has amended the Registration Statement at page 21. The Company’s recent historical operating results have been added to the projections table for comparison. Additional detail has been included in footnote 2 to the projections table regarding the basis for, and assumptions included in, the Company’s projected increase in sales for new product lines. This discussion has also been expanded to include a discussion of why the Company’s ability to fund the production of inventory and to fund substantial marketing efforts has been hampered in the recent past, and why the Company believes the projections are reasonable given the operational funding currently available to it. Finally, the discussion has been expanded to caution investors against attributing undue certainty to the projections in light of the Company’s lack of a recent historical track record of increasing sales.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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Rocky Mountain High Brands, Inc.

VIA EDGAR

January 25, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 16, 2018 File No. 333-221273

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comment in its letter dated January 16, 2018, this correspondence shall serve as acknowledgment by the Company of the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROCKY MOUNTAIN HIGH BRANDS, INC.

By: /s/ Michael Welch

Michael Welch

President and CEO

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